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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  2

Name of Issuer:  Unique Casual Restaurants, Inc.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  909 15K 100

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

 John Zoraian, c/o Atticus Holdings, L.L.C., 590 Madison Avenue,
      32nd Floor, New York, New York 10022; (212) 829-8100

     (Date of Event which Requires Filing of this Statement)

                        December 8, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 909 15K 100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Timothy R. Barakett

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Canada

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         1,176,806

8.  Shared Voting Power:



9.  Sole Dispositive Power:

         1,176,806

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,176,806

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         10.27%

14. Type of Reporting Person

         IN














































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This Amendment is being filed for the purposes of amending the
Reporting Person's responses to Items 4 and 7 of the original
Schedule 13D. All capitalized terms not defined herein have the definitions given them in the original Schedule 13D.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         No change.

Item 4.  Purpose of Transactions

         The Shares deemed to be beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes. The Reporting Person has communicated with management of the Issuer and reserves the right in the future to communicate with management, other shareholders of the Issuer and other parties regarding methods of enhancing shareholder value. The Reporting Person has no plan or proposal which relates to, or would result in, any of the actions enumerated in
         Item 4 of the instructions to Schedule 13D. However, by letter dated December 5, 1997 (the "Letter to the Board"), the Reporting Person requested that the Board of Directors of the Issuer appoint a committee of independent directors to hire an independent investment banking firm and otherwise study alternatives for maximizing shareholder value. A copy of the Letter to the Board is filed with this Amendment as Exhibit B to this Schedule 13D. The Reporting Person reserves the right to provide copies of the Letter to Management to other persons, including shareholders of the Issuer.

         The Reporting Person, on behalf of the above mentioned entities, reserves the right to purchase additional Shares or to dispose of the Shares in the open market, in privately negotiated transactions or in any other lawful manner in the future and to take whatever action with respect to each of such entities' holdings of the Shares he deems to be in the best interests of such entities.





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Item 5.  Interest in Securities of Issuer

         No change.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         No transactions in the Shares have been effected by the Reporting Person since the filing of the
         Schedule 13D being amended hereby.

         Attached to this Amendment as Exhibit B to this
         Schedule 13D is a copy of the Letter to the Board.




































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         Signature

         The undersigned, after reasonable inquiry and to

the best of his knowledge and belief, certifies that the

information set forth in this statement is true, complete

and correct.



                                 /s/ Timothy R. Barakett
                                 _____________________________
                                 Timothy R. Barakett


December 8, 1997



































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